Chaia Mount Vernon
Profit & Loss
January through December 2019

	Jan - Dec 19
Ordinary Income/Expense	
Income	
4100 · Sales	
4110 · Food	649,834.56
4120 · NA Beverage	47,874.60
4130 · Beer	9,303.00
4135 · Cocktails	25,308.00
4140 · Wine	12,044.00
4150 · Catering	
4151 · Food	97,021.10
4152 · NA Beverage	2,170.00
4153 · Fee	0.00
4154 · Merch	504.00
Total 4150 · Catering	99,695.10
4160 · Event	
4161 · Food & Beverage	13,789.50
4162 · Fee	350.00
Total 4160 · Event	14,139.50
4170 · Merchandise	1,449.00
4200 · Discounts	-38,709.45
4100 · Sales - Other	10.00
Total 4100 · Sales	820,948.31
Total Income	820,948.31
Cost of Goods Sold	
5100 · Cost of Goods Sold	
5110 · Food COGS	237,041.95
5120 · NA Beverage COGS	13,253.86
5130 · Beer COGS	3,226.40
5135 · Liquor COGS	7,030.40
5140 · Wine COGS	3,352.98
5150 · Catering Delivery COGS	993.84
5160 · Merchandise COGS	497.41
5170 · Event COGS	1,025.00
5180 · Shipping & Delivery	0.00
7110 · Packaging	41,139.11
7814 · 3rd Party Fees & Commissions	35,432.74
Total 5100 · Cost of Goods Sold	342,993.69
Total COGS	342,993.69
Gross Profit	477,954.62
Expense	
6000 · Employee Related	
6010 · Salaries & Wages	
6011 · Manager Gross Wages	71,843.52
6012 · FOH Gross Wages	84,540.15
6013 · BOH Gross Wages	148,016.56
6014 · Training	9,629.05
6015 · Event Gross Wages	1,634.69
Total 6010 · Salaries & Wages	315,663.97
6100 · Payroll Taxes	
6101 · Employer FICA	291.37
6102 · FUTA	22.85
6103 · SUI	110.45
6104 · DC Family Leave	23.60
6100 · Payroll Taxes - Other	37,286.81
Total 6100 · Payroll Taxes	37,735.08

Chaia Mount Vernon
Profit & Loss
January through December 2019

	Jan - Dec 19
6200 · Workers Comp Insurance	4,277.50
6300 · Sales Commissions	598.31
6500 · Payroll Processing	6,400.23
6800 · Recruiting	185.00
Total 6000 · Employee Related	364,860.09
7000 · Operating Expenses	
7100 · Direct Operating	
7111 · Supplies	17,784.37
7112 · Equipment Rental	493.13
7113 · Decorations & Music	1,621.19
7114 · Linens	4,885.47
7116 · Uniforms & Cleaning	11,591.67
7117 · Taxes & Licenses	3,730.10
Total 7100 · Direct Operating	40,105.93
7200 · Advertising & Marketing	
7210 · Advertising	4,763.56
7220 · Marketing	1,135.12
7230 · Promotional	3,641.60
7250 · Promos and Discounts	125.20
Total 7200 · Advertising & Marketing	9,665.48
7300 · General and Admin Expenses	
7310 · Bank Charges	681.65
7311 · Dues & Subscriptions	5,222.59
7312 · Freight & Delivery	50.00
7313 · Office Expenses	2,713.71
7314 · Parking	1,099.04
7315 · Stationery & Printing	1,784.43
7316 · Exterminator	6,621.56
7318 · Penalties & Settlements	696.46
7319 · Management Fee	128,500.00
Total 7300 · General and Admin Expenses	147,369.44
7400 · Professional Services	
7410 · Accounting	16,543.34
7420 · Consulting Fees	1,811.00
7430 · Legal	3,292.50
Total 7400 · Professional Services	21,646.84
7500 · Repair & Maintenance	7,675.52
7600 · Utilities	30,854.00
7700 · Occupancy	
7710 · Rent or Lease	113,489.76
7720 · Trash Removal	6,023.31
7730 · Insurance	16,721.04
7740 · Real Estate Taxes	29,755.44
7750 · CAM	20,968.88
Total 7700 · Occupancy	186,958.43

Chaia Mount Vernon
Profit & Loss
January through December 2019

	Jan - Dec 19
7800 · Selling Expenses	
7810 · Cash Over / Short	-2,696.96
7811 · Commissions & fees	5.00
7813 · Credit Card Processing	25,929.55
7815 · POS	764.08
Total 7800 · Selling Expenses	24,001.67
Total 7000 · Operating Expenses	468,277.31
Total Expense	833,137.40
Net Ordinary Income	-355,182.78
Other Income/Expense	
Other Income	
9000 · Other Income	500.00
Total Other Income	500.00
Other Expense	
8000 · Non-Operating Expenses	
8100 · Interest Expense	28,823.82
8200 · Depreciation	58,969.00
8300 · Amortization	6,294.00
8400 · Corporate Expenses	
8410 · Travel & Entertainment	1,114.81
8420 · Meals	645.72
Total 8400 · Corporate Expenses	1,760.53
Total 8000 · Non-Operating Expenses	95,847.35
8600 · Prior Period Expense	1,519.63
8700 · Org Cost Direct Write Off	5,000.00
8900 · DC Franchise Tax	-4,000.00
9999 · Other Expansion Costs	1,116.03
Total Other Expense	99,483.01
Net Other Income	-98,983.01
Net Income	**-454,165.79**